UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Atlas U.S. Government Money Market Fund

Address of Principal Business Office: Buchanan Office Center

Road 165 #40, Suite 201

Guaynabo, Puerto Rico 00968

Telephone Number (including area code): (787) 781-1301

Name and address of agent for service of process: Philip B. Sineneng, Esq.

Thompson Hine LLP

41 S. High Street, Suite 1700

Columbus, OH 43215

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/✓/ Yes / / No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed in the City of Guaynabo, Puerto Rico on the 27th day of March, 2025.

ATLAS U.S. GOVERNMENT

MONEY MARKET FUND

/s/ Paul Hopgood

By: Paul Hopgood

President

Attest: /s/ Jaime Pandal

Jaime Pandal